SENSIENT
Richard F. Hobbs
Vice President and Chief Financial Officer
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, WI 53202-5304
Tel 414 347-3933
Phonemail 414 347-3898
Fax 414 347-4794
richard.hobbs@sensient-tech.com
November 15, 2007
VIA FEDERAL EXPRESS
Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Sensient Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-7626
Dear Ms. Long:
          We received your letter dated November 2, 2007, regarding the referenced filing and related proxy statement disclosures. Each of your specific comments is noted below, followed by our response.
Comment #1
Compensation Committee Practices, page 17
We note that each component of compensation payable to executives is determined or targeted with reference to comparable company data. Please note the requirements of Item 402(b)(2)(xiv) of Regulation S-K and confirm that in future filings, you will identify the companies whose data you have used for comparison.
Response #1
We acknowledge the requirements of Item 402(b)(2)(xiv) of Regulation S-K and hereby confirm that in future filings we will identify the companies whose data has been used for comparison.

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
November 15, 2007

Comment #2
It appears that performance targets relating to earnings per share, and in certain cases, group operating profit and assets managed have a material role in determining the amount of bonus under the annual incentive plan and possibly the equity awards to be given to executives. While we note that you have disclosed the target earnings per share amount, your future filings should also disclose the targets that relate to group operating profit and assets managed, if compensation payable to any of the named executive officers is determined with reference to these measures. Future filings should also specify the percentage of base salary that each of the named executive officers would receive in the case of target performance and performance in excess of the targets. We note that you have provided the percentage for Mr. Manning, but give a range of percentages for all other executive officers as a group. If you believe that disclosure of the target levels is not required because it would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive officer or how likely it will be for the company to achieve the undisclosed target levels.
Response #2
Our future filings will disclose not only the targeted earnings per share amount but also the targets that relate to group operating profit, assets managed, and other financial measures whenever compensation payable to any of the named executive officers is determined with reference to these measures. Since our 2007 awards also include targets based on improved cash flow, improved return on invested capital, and levels of working capital and selling, general and administrative expenses, we also will disclose those targets in our 2008 filings. Our future filings will also specify the percentage of base salary that each of the named executive officers would receive in the case of target performance and performance in excess of the targets.

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
November 15, 2007

          We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in each of its SEC filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SENSIENT TECHNOLOGIES CORPORATION /S/ RICHARD F. HOBBS Richard F. Hobbs Vice President & Chief Financial Officer

cc:     Ms. Dorine Miller